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                 February 8, 2022

       George Bee
       Chielf Executive Officer and President
       U.S. Gold Corp.
       1910 E. Idaho St.
       Suite 102-Box 604
       Elko, NV 89801

                                                        Re: U.S. Gold Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed January 28,
2022
                                                            File No. 333-262415

       Dear Mr. Bee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barbarena-Meissner,
       Staff Attorney, at (202) 551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Brian Boonstra, Esq.